

# BANCO SANTANDER-CHILE AND SUBSIDIARIES
# CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2025

The principal balances and results accumulated for the period ending September 2025 (amounts in millions of Chilean pesos).

## SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

| Principal assets | MCh$ |
|---|---|
| Cash and deposits in banks | 1,983,033 |
| Loans and accounts receivables from customers and banks, net | 39,672,322 |
| Loans and accounts receivables from customers at fair value, net | 232,917 |
| Financial instruments | 9,556,317 |
| Financial derivative contracts | 10,901,631 |
| Other asset ítems | 5,893,987 |
| **Total assets** | **68,240,207** |

| Principal liabilities | MCh$ |
|---|---|
| Deposits and other demand liabilities | 13,104,053 |
| Time deposits and other time liabilities | 16,252,367 |
| Issued debt and regulatory capital instruments | 10,447,129 |
| Financial derivative contracts | 10,867,809 |
| Other liabilities ítems | 12,861,381 |
| Total equity | 4,707,468 |
| **Total liabilities and Equity** | **68,240,207** |

| Equity attributable to: | |
|---|---|
| Equity holders of the Bank | 4,592,379 |
| Non-controlling interest | 115,089 |

## SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

| Operational results | MCh$ |
|---|---|
| Net interest income | 1.512.488 |
| Net fee and commission income | 441.142 |
| Result from financial operations | 215.367 |
| **Total operating income** | **2.168.997** |
| Provision for loan losses | (430.390) |
| Support expenses | (710.453) |
| Other results | (62.505) |
| **Income before tax** | **965.649** |
| Income tax expense | (156.229) |
| **Net income for the period** | **809.420** |

| Attributable to: | |
|---|---|
| Equity holders of the Bank | 797.869 |
| Non-controlling interest | 11.551 |

<br/>

**JONATHAN COVARRUBIAS H.**

**Chief Accounting Officer**

**ANDRES TRAUTMANN B.**

**Chief Executive Officer**



# BANCO SANTANDER-CHILE Y AFILIADAS
# INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Septiembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Septiembre de 2025 (cifras en millones de pesos).

## ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

| Principales rubros del activo | MM$ |
|---|---|
| Efectivo y depósitos en bancos | 1.983.033 |
| Créditos y cuentas por cobrar a clientes y bancos | 39.672.322 |
| Créditos y cuentas por cobrar a clientes a valor razonable | 232.917 |
| Instrumentos financieros | 9.556.317 |
| Contratos de derivados financieros | 10.901.631 |
| Otros rubros del activo | 5.893.987 |
| **Total Activos** | **68.240.207** |

| Principales rubros del pasivo | MM$ |
|---|---|
| Depósitos y otras obligaciones a la vista | 13.104.053 |
| Depósitos y otras captaciones a plazo | 16.252.367 |
| Instrumentos de deuda y capital regulatorio emitidos | 10.447.129 |
| Contratos de derivados financieros | 10.867.809 |
| Otros rubros del pasivo | 12.861.381 |
| Total patrimonio | 4.707.468 |
| **Total Pasivos y Patrimonio** | **68.240.207** |

| Patrimonio atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 4.592.379 |
| Interés no controlador | 115.089 |

## ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

| Resultados operacionales | MM$ |
|---|---|
| Ingresos netos por intereses y reajustes | 1.512.488 |
| Ingresos netos de comisiones | 441.142 |
| Resultado de operaciones financieras | 215.367 |
| **Total ingresos operacionales** | **2.168.997** |
| Gasto de pérdidas crediticias | (430.390) |
| Gastos de apoyo | (710.453) |
| Otros resultados | (62.505) |
| **Resultado antes de impuesto** | **965.649** |
| Impuesto a la renta | (156.229) |
| **Utilidad consolidada del periodo** | **809.420** |

| Resultado atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 797.869 |
| Interés no controlador | 11.551 |

**JONATHAN COVARRUBIAS H.**
**Gerente de Contabilidad**

**ANDRES TRAUTMANN B.**
**Gerente General**

**IMPORTANT NOTICE**

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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